UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

Date of report (Date of earliest event reported): December 22, 2023

Berenson Acquisition Corp. I

(Exact name of registrant as specified in its charter)

Delaware	001-40843	87-1070217
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

667 Madison Avenue, 18th Floor New York, NY	10065
(Address of principal executive offices)	(Zip Code)

(212) 935-7676

(Registrant’s telephone number, including area code)

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Class A Common Stock, par value $0.0001 per share	BACA	The NYSE American LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 7.01 Regulation FD Disclosure.

On December 22, 2023, Berenson Acquisition Corp. I, a Delaware corporation (“BACA”), and Custom Health, Inc., a Delaware corporation (“Custom Health”), jointly issued a press release announcing the execution of a business combination agreement, by and among BACA, Continental Merger Sub Inc., a Delaware corporation and wholly-owned direct subsidiary of BACA (“Merger Sub”), and Custom Health (as may be amended and/or restated from time to time, the “Business Combination Agreement”). Pursuant to the Business Combination Agreement, among other things, BACA and Custom Health would enter into a business combination, pursuant to which Merger Sub would merge with and into Custom Health (the “Merger”), with Custom Health surviving the Merger as a wholly-owned subsidiary of BACA (the “Business Combination,” and together with other transactions contemplated by the Business Combination and the ancillary agreements, the “Proposed Transaction”). A copy of the press release is furnished hereto as Exhibit 99.1 and incorporated herein by reference.

The foregoing exhibit and the information set forth therein shall not be deemed to be filed for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise be subject to the liabilities of that section, nor shall it be deemed to be incorporated by reference in any filing under the Securities Act of 1933, as amended, or the Exchange Act.

Item 8.01 Other Events.

The disclosure set forth above in Item 7.01 of this Current Report on Form 8-K is incorporated by reference herein.

Additional Information and Where to Find It

This Current Report on Form 8-K relates to the Proposed Transaction but does not contain all the information that should be considered concerning the Proposed Transaction and is not intended to form the basis of any investment decision or any other decision in respect of the Proposed Transaction. BACA intends to file with the U.S. Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4 relating to the Proposed Transaction that will include a proxy statement of BACA and a prospectus of BACA. When available, the definitive proxy statement/prospectus and other relevant materials will be sent to all BACA stockholders as of a record date to be established for voting on the Proposed Transaction. BACA also will file other documents regarding the Proposed Transaction with the SEC. Before making any voting decision, investors and securities holders of BACA are urged to read the registration statement, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC in connection with the Proposed Transaction as they become available because they will contain important information about BACA, Custom Health and the Proposed Transaction.

Investors and securities holders will be able to obtain free copies of the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC by BACA through the website maintained by the SEC at www.sec.gov. In addition, the documents filed by BACA may be obtained free of charge from BACA’s website at https://berensonacquisitioncorp.com/ or by written request to BACA at Berenson Acquisition Corp. I, 667 Madison Avenue, 18th Floor, New York, New York 10065.

Participants in Solicitation

BACA and Custom Health and their respective directors and officers may be deemed to be participants in the solicitation of proxies from BACA’s stockholders in connection with the Proposed Transaction. Information about BACA’s directors and executive officers and their ownership of BACA’s securities is set forth in BACA’s filings with the SEC, including BACA’s Annual Report on Form 10-K for the fiscal year ended December 31, 2022, which was filed with the SEC on March 27, 2023. To the extent that such persons’ holdings of BACA’s securities have changed since the amounts disclosed in BACA’s Annual Report on Form 10-K, such changes have been or will be reflected on Statements of Change in Ownership on Form 4 filed with the SEC. Additional information regarding the names and interests in the Proposed Transaction of BACA’s and Custom Health’s respective directors and officers and other persons who may be deemed participants in the Proposed Transaction may be obtained by reading the proxy statement/prospectus regarding the Proposed Transaction when it becomes available. You may obtain free copies of these documents as described in the preceding paragraph.

Forward-Looking Statements

This Current Report on Form 8-K contains certain forward-looking statements within the meaning of the federal securities laws with respect to the Proposed Transaction between Custom Health and BACA, including statements regarding the benefits of the Proposed Transaction, the anticipated timing of the completion of the Proposed Transaction, the products offered by Custom Health, the ability to obtain additional financing, the listing of the post-combination company on the NYSE, and the markets in which it operates, the expected total addressable market for the products offered by Custom Health, the sufficiency of the net proceeds of the Proposed Transaction to fund Custom Health’s operations and business plan and Custom Health’s projected future results. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to material risks and uncertainties and other factors, many of which are outside the control of Custom Health. Many factors could cause actual future events to differ materially from the forward-looking statements in this document, including, but not limited to: (i) the risk that the Proposed Transaction may not be completed in a timely manner or at all; (ii) the risk that the Proposed Transaction may not be completed by BACA’s Business Combination deadline; (iii) the failure to satisfy the conditions to the consummation of the Proposed Transaction, including the adoption of the Business Combination Agreement by the stockholders of BACA and Custom Health, the satisfaction of the minimum trust account amount following redemptions by BACA’s public stockholders and the receipt of certain governmental and regulatory approvals, among other closing conditions; (iv) the occurrence of any event, change or other circumstance that could give rise to the termination of the Business Combination Agreement; (v) the effect of the announcement or pendency of the Proposed Transaction on Custom Health’s business relationships, performance, and business generally; (vi) risks that the Proposed Transaction disrupts current plans and operations of Custom Health; (vii) the outcome of any legal proceedings that may be instituted against Custom Health, BACA or others related to the Business Combination Agreement or the Proposed Transaction; (viii) the ability to meet the NYSE listing standards at or following the consummation of the Proposed Transaction; (ix) the ability to recognize the anticipated benefits of the Proposed Transaction, which may be affected by a variety of factors, including changes in the competitive and highly regulated industries in which Custom Health operates, variations in performance across competitors and partners, changes in laws and regulations affecting Custom Health’s business, the ability of Custom Health and the post-combination company to retain its management and key employees and general economic and financial market trends, disruptions and risks; (x) the ability to implement business plans, forecasts, and other expectations after the completion of the Proposed Transaction; (xi) the risk that Custom Health will need to raise additional capital to execute its business plan, which may not be available on acceptable terms or at all; (xii) the risk that the post-combination company experiences difficulties in managing its growth and expanding operations; (xiii) the risk of product liability or regulatory lawsuits or proceedings relating to Custom Health’s business; (xiv) the risk that Custom Health is unable to secure or protect its intellectual property; and (xv) costs related to the Proposed Transaction. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of BACA’s Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, the registration statement on Form S-4 and proxy statement/prospectus discussed above and other documents filed by BACA from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially adversely from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and Custom Health and BACA assume no obligation and do not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. Neither Custom Health nor BACA gives or can give any assurance that either Custom Health or BACA will achieve its expectations.

No Offer or Solicitation

This Current Report on Form 8-K is not a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the Proposed Transaction and shall not constitute an offer to sell or a solicitation of an offer to buy the securities of BACA, Custom Health, or Merger Sub, nor shall there be any sale of any such securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act, or exemptions therefrom.

Item 9.01. Financial Statements and Exhibits.

(d) Exhibits.

Exhibit No.	Description

99.1	Press release, dated December 22, 2023.

104	Cover Page Interactive Data File (embedded with the Inline XBRL document).

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

BERENSON ACQUISITION CORP. I

By:	/s/ Amir Hegazy
	Name:	Amir Hegazy
	Title:	Chief Financial Officer

Date: December 22, 2023

Exhibit 99.1

Custom Health Inc. To Go Public Through Business Combination with Berenson Acquisition Corp. I

•	Custom Health and Berenson Acquisition Corp. I join forces to redefine healthcare landscape, focusing on serving poly-med patients with chronic conditions.

•	Using technology to help patients take their meds on time, with a 98% medication adherence rate for Custom Health’s patients in the U.S. and Canada.

New York City, New York, December 22, 2023 – Custom Health Inc. (“Custom Health” or the “Company”) and Berenson Acquisition Corp. I (“BACA”) (NYSE American: BACA) today announced they have entered into a definitive Business Combination Agreement (the “Business Combination Agreement”) that is expected to result in Custom Health becoming a publicly-listed company (the “Proposed Transaction” or the “Business Combination”).

Custom Health provides a comprehensive technology-enabled medication management and managed care solution, resulting in 98% medication adherence1 for its patients across the United States and Canada. The Company is focused on serving poly-med patients with chronic conditions, representing an estimated market of 78 million adults in North America2. These patients take multiple medications several times throughout the day and often struggle to adhere to their prescription regimen, presenting a significant challenge and cost to the North American healthcare system estimated to be $550 billion per year3.

The Company is led by CEO, Shane Bishop, and Chairman, Rahul Chopra, who collectively bring over 30 years of central-fill pharmacy operating and management experience. They lead a dedicated team of clinical pharmacists, engineers and software developers all striving to create better patient outcomes.

The Company’s operations are powered by its proprietary software which orchestrates i) fully-automated owned and network pharmacies, ii) at-home medication management solutions, iii) real-time clinical oversight by 200+ pharmacist-lead clinicians and iv) the collection of real-time, real-world data and insights. This integrated and technology-enabled approach allows for the efficient creation and real-time maintenance of personalized care plans for patients.

The Company supplements its organic growth by acquiring pharmacies in close proximity to substantial poly-med patient populations. This allows Custom Health to provide both medications and technology in one integrated offering, inuring to the benefit of payors and patients.

[1]	BMC Geriatrics, “Medication adherence support of an in-home electronic medication dispensing system for individuals living with chronic conditions: a pilot randomized controlled trial”
[2]

CDC, “Prevalence of Multiple Chronic Conditions Among US Adults, 2018”; Statistics Canada; BMC, “Chronic disease multimorbidity among the Canadian population: prevalence and associated lifestyle factors”; Statista, “Resident population of Canada in 2022, by gender and age group”

[3]	Sage Journals, “Cost of Prescription Drug–Related Morbidity and Mortality”; National Library of Medicine, “Cost-related nonadherence to prescription medications in Canada: a scoping review”

Shane expressed enthusiasm about the Proposed Transaction, noting that “We are very excited to work closely with the BACA team to enable us to better transform the care experience for people at home. We believe that their deep mergers and acquisitions expertise coupled with our shared commitment to impact patient lives will accelerate our path to market. Guessing with medication must stop. We have the expertise, technology and comprehensive data to help people who take medication achieve the best possible health outcome.”

Mohammed Ansari, CEO of BACA, commented “Our goal was to partner with a business led by a mission-driven management team with a vision. We believe we have found that in Custom Health, with its novel approach to managing high-risk patients’ medication and improving their health outcomes.”

Amir Hegazy, CFO of BACA, added “We believe that Custom Health will be a first-of-its-kind public company within the healthcare sector, utilizing a vertically-integrated business model that leverages proprietary technology at its owned and network pharmacies to manage the full cycle of a patient’s medication and care journey.”

Proposed Transaction Overview

Under the Proposed Transaction terms, Custom Health will combine with BACA and become a publicly-listed entity trading on the NYSE under its existing name. The Proposed Transaction implies a $185 million pre-money equity value for Custom Health and is expected to provide the Company with access to cash remaining in BACA’s trust account post redemptions and potentially additional contemplated financing. Proceeds from the Proposed Transaction and related financing are expected to be used to fuel organic growth and allow Custom Health to continue to execute on its proven add-on acquisition strategy.

Following the closing of the proposed Business Combination, the Company’s board is expected to be comprised of seven directors, the majority of whom will be independent, consistent with the applicable NYSE listing rules.

The Proposed Transaction will require approval of both the stockholders of BACA and Custom Health and is expected to close during the second quarter of 2024, subject to the satisfaction of customary closing conditions.

About Berenson Acquisition Corp. I

BACA is a special purpose acquisition corporation focused on identifying a leading technology-enabled services or software company led by a passionate management team of subject matter experts.

BACA is affiliated with Berenson Holdings LLC (“Berenson”), a merchant bank founded in 1990 with two principal lines of business: investment banking and private equity investing. Berenson was co-founded by Jeffrey Berenson, the former head of M&A and founder and co-head of merchant banking at Merrill Lynch, and is a trusted financial advisor to executives, founders, boards, family offices, financial sponsors, pension funds and government-related entities seeking to drive transformational growth as well as other value creation and preservation initiatives.

Advisors

Cohen & Company Capital Markets, a division of J.V.B. Financial Group, LLC (“CCM”), served as exclusive financial advisor, capital markets advisor and placement agent to BACA. DLA Piper LLP (US) served as legal counsel to Custom Health. Greenberg Traurig, LLP served as legal counsel to BACA.

Additional Information and Where to Find It

This communication relates to the Proposed Transaction but does not contain all the information that should be considered concerning the Proposed Transaction and is not intended to form the basis of any investment decision or any other decision in respect of the Proposed Transaction. BACA intends to file with the U.S. Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4 relating to the Proposed Transaction that will include a proxy statement of BACA and a prospectus of BACA. When available, the definitive proxy statement/prospectus and other relevant materials will be sent to all stockholders of BACA as of a record date to be established for voting on the Proposed Transaction. BACA also will file other documents regarding the Proposed Transaction with the SEC. Before making any voting decision, investors and securities holders of BACA are urged to read the registration statement, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC in connection with the Proposed Transaction as they become available because they will contain important information about BACA, Custom Health and the Proposed Transaction.

Investors and securities holders will be able to obtain free copies of the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC by BACA through the website maintained by the SEC at www.sec.gov. In addition, the documents filed by BACA may be obtained free of charge from BACA’s website at https://berensonacquisitioncorp.com/ or by written request to BACA at Berenson Acquisition Corp. I, 667 Madison Avenue, 18th Floor, New York, New York 10065.

Forward Looking Statements

This communication contains certain forward-looking statements within the meaning of the federal securities laws with respect to the Proposed Transaction between Custom Health and BACA, including statements regarding the benefits of the Proposed Transaction, the anticipated timing of the completion of the Proposed Transaction, the products offered by Custom Health and the markets in which it operates, the expected total addressable market for the products offered by Custom Health, the ability to obtain additional financing, the listing of the post-combination Company on the NYSE, the sufficiency of the net proceeds of the Proposed Transaction to fund Custom Health’s operations and business plan and Custom Health’s projected future results. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to material risks and uncertainties and other factors, many of which are outside the control of Custom Health. Many factors could cause actual future events to differ materially from the forward-looking statements in this document, including, but not limited to: (i) the risk that the Proposed Transaction may not be completed in a timely manner or at all; (ii) the risk that the Proposed Transaction may not be completed by BACA’s business combination deadline; (iii) the failure to satisfy the conditions to the consummation of the Proposed Transaction, including the adoption of the Business Combination Agreement by the stockholders of BACA and Custom Health, the satisfaction of the minimum trust account amount following redemptions by BACA’s public stockholders and the receipt of certain governmental and regulatory approvals, among other closing conditions; (iv) the occurrence of any event, change or other circumstance that could give rise to the termination of the Business Combination Agreement; (v) the effect of the announcement or pendency of the Proposed Transaction on Custom Health’s business relationships, performance, and business generally; (vi) risks that the Proposed Transaction disrupts current plans and operations of Custom Health; (vii) the outcome of any legal proceedings that may be instituted against Custom Health, BACA or others related to the Business Combination Agreement or the Proposed Transaction; (viii) the ability to meet the NYSE listing standards at or following the consummation of the Proposed Transaction; (ix) the ability to recognize the anticipated benefits of the Proposed Transaction, which may be affected by a variety of factors, including changes in the competitive and highly regulated industries in which Custom Health operates, variations in performance across competitors and partners, changes in laws and regulations affecting Custom Health’s business, the ability of Custom Health and the post-combination Company to retain its management and key employees and general economic and financial market trends, disruptions and risks; (x) the ability to implement business plans, forecasts, and other expectations after the completion of the Proposed Transaction; (xi) the risk that Custom Health will need to raise additional capital to execute its business plan, which may not be available on acceptable terms or at all; (xii) the risk that the post-combination Company experiences difficulties in managing its growth and expanding operations; (xiii) the risk of product liability or regulatory lawsuits or proceedings relating to Custom Health’s business; (xiv) the risk that Custom Health is unable to secure or protect its intellectual property; and (xv) costs related to the Proposed Transaction. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of BACA’s Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, the registration statement on Form S-4 and proxy statement/prospectus discussed above and other documents filed by BACA from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially adversely from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and Custom Health and BACA assume no obligation and do not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. Neither Custom Health nor BACA gives or can give any assurance that either Custom Health or BACA will achieve its expectations.

Participants in the Solicitation

BACA and Custom Health and their respective directors and officers may be deemed to be participants in the solicitation of proxies from BACA’s stockholders in connection with the Proposed Transaction. Information about BACA’s directors and executive officers and their ownership of BACA’s securities is set forth in BACA’s filings with the SEC, including BACA’s Annual Report on Form 10-K for the fiscal year ended December 31, 2022, which was filed with the SEC on March 27, 2023. To the extent that such persons’ holdings of BACA’s securities have changed since the amounts disclosed in BACA’s Annual Report on Form 10-K, such changes have been or will be reflected on Statements of Change in Ownership on Form 4 filed with the SEC. Additional information regarding the names and interests in the Proposed Transaction of BACA’s and Custom Health’s respective directors and officers and other persons who may be deemed participants in the Proposed Transaction may be obtained by reading the proxy statement/prospectus regarding the Proposed Transaction when it becomes available. You may obtain free copies of these documents as described in the preceding paragraph.

No Offer or Solicitation

This communication is not a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the Proposed Transaction and shall not constitute an offer to sell or a solicitation of an offer to buy the securities of BACA, Custom Health, or Merger Sub, nor shall there be any sale of any such securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act, or exemptions therefrom.

Contacts:

Custom Health Inc.:

Kasumi Oda

kasumi.oda@customhealth.com

For Media:

Alyssa Barry

alyssa@irlabs.ca

Berenson Acquisition Corp. I:

Caitlin Canderan

ccanderan@berensonco.com